PUTNAM NEW OPPORTUNITIES FUND
One Post Office Square
Boston, MA 02109

August 9, 2010

BY EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Linda Stirling, Esq.

Re:	Putnam New Opportunities Fund (the “Fund”)—Application for
Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement
on Form N-14, filed with the U.S. Securities and Exchange Commission
(the “Commission”) on August 3, 2010 (Accession No. 0000928816-10-
000841) (the “Amendment”)

Dear Ms. Stirling:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, the above-referenced Fund respectfully requests that the Commission consent to the withdrawal of the above-referenced Amendment.

The Fund requests that such consent be granted on the grounds that the Amendment was filed by the Fund with the Commission under an erroneous registration number. The Fund confirms that no securities have been sold under the Amendment.

Should you have any questions regarding the Fund’s application for withdrawal, please do not hesitate to call Carlo N. Forcione, Esq. of Putnam Investments at (617) 760-1224. Thank you for your assistance.

Respectfully submitted,
PUTNAM NEW OPPORTUNITIES FUND

By: /s/ Jonathan S. Horwitz
Name: Jonathan S. Horwitz
Title: Executive Vice President